December 22, 2005
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Cumulus Media Inc. (the “Company”) Form 10-Q/A for the quarterly period ended June 30, 2005 Filed November 10, 2005 File No. 005-54277
Dear Mr. Spirgel:
     In connection with my telephone conversation this morning with Michael Henderson, Staff Accountant, this letter confirms our plan and timeline related to the preparation of a response to your letter dated November 28, 2005.
     As discussed, we plan to finalize and file a response to your letter by January 10, 2005.
     Please contact me directly at (404) 260-6600 to discuss any questions or concerns related to our response timeline. We look forward to addressing and clearing your comments in a timely manner.

Sincerely,
/s/ Martin Gausvik
Martin Gausvik
EVP, CFO and Treasurer Cumulus Media Inc.

cc:	Mark L. Hanson, Esq., Jones Day